2007

ANNUAL

REPORT

CONGAREE BANCSHARES, INC.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Financial Statements

and

Report of Independent Registered Public Accounting Firm

For The Year Ended December 31, 2007

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Table of Contents

Dear Shareholder:

Despite economic uncertainty, 2007 was another exciting year for Congaree Bancshares, Inc. The Company and our wholly owned subsidiary, Congaree State Bank, continued to grow during a difficult and challenging year. We accelerated growth in all areas of our business through increased assets and enlarged customer bases by attracting, retaining and developing customer relationships.

Our long-term growth strategy remains constant and we are optimistic about the future. Through our competitive stance in the market, coupled with our quality loan portfolio, you will find that we remain a strong financial institution. We continue to reinforce our commitment to deliver superior, personal, friendly and responsive customer service everyday.

This report details our growth and development, and you will see our core principles in action. We ended the year with $79,840,567 in total assets. Net loans were $54,736,304 with total deposits of $60,279,810.

We are pleased to announce completion of the Bank's West Columbia location at 2023 Sunset Boulevard. The temporary Sunset location closed on January 3, 2008 and the new branch opened at 2pm on January 4, 2008. Led by a team of seasoned banking professionals, Congaree State Bank is proud to offer the community a full-service branch.

As we look forward, we will continue to remain focused on our motto of *Superior Customer Service, Every Customer, Every Interaction, Every Day!* We thank you for investing in Congaree State Bank. We value your continued support and we are committed to your long-term investment.

E. Daniel Scott
Chairman of the Board

F. Harvin Ray, Jr.
President and CEO

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Congaree Bancshares, Inc. and Subsidiary
Cayce, South Carolina

We have audited the accompanying consolidated balance sheets of Congaree Bancshares, Inc. and Subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Congaree Bancshares, Inc. and Subsidiary, as of December 31, 2007 and 2006, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of Congaree Bancshares, Inc. and its Subsidiary's internal control over financial reporting as of December 31, 2007 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ Elliott Davis, LLC
Columbia, South Carolina
March 27, 2008

CONGAREE BANCSHARES, INC. AND SUBSIDIARY
Consolidated Balance Sheets

	December 31, 2007	December 31, 2006
Assets:		
Cash and cash equivalents:		
Cash and due from banks	$ 4,012,721	$ 448,239
Federal funds sold	110,000	11,727,000
Total cash and cash equivalents	4,122,721	12,175,239
Securities available for sale	14,833,432	4,214,506
Nonmarketable equity securities	268,244	—
Loans receivable	55,288,904	4,995,781
Less allowance for loan losses	552,600	50,000
Loans, net	54,736,304	4,945,781
Premises, furniture and equipment, net	3,960,573	2,150,983
Accrued interest receivable	338,183	78,878
Deferred tax asset	1,352,119	414,346
Other assets	228,991	98,388
Total assets	**$ 79,840,567**	**$ 24,078,121**
Liabilities:		
Deposits:		
Noninterest-bearing transaction accounts	$ 4,911,717	$ 723,074
Interest-bearing transaction accounts	5,670,104	686,750
Savings and money market	24,481,389	1,103,901
Time deposits $100,000 and over	13,686,816	2,716,340
Other time deposits	11,529,784	2,778,501
Total deposits	60,279,810	8,008,566
Federal funds purchased	3,658,000	—
Securities sold under agreements to repurchase	1,395,326	—
Accrued interest payable	65,019	12,334
Other liabilities	109,734	—
Total liabilities	65,507,889	8,020,900
Commitments and contingencies (Notes 14 and 19)		
Shareholders' equity:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.01 par value, 10,000,000 shares authorized; 1,764,439 shares issued and outstanding at December 31, 2007 and 2006, respectively	17,644	17,644
Capital surplus	17,141,232	16,861,718
Retained deficit	(2,913,102)	(821,979)
Accumulated other comprehensive income (loss)	86,904	(162)
Total shareholders' equity	14,332,678	16,057,221
Total liabilities and shareholders' equity	**$ 79,840,567**	**$ 24,078,121**

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Operations
For the years ended December 31, 2007 and 2006

	2007	2006
Interest income:		
Loans, including fees	$ 2,153,450	$ 59,401
Securities available for sale, taxable	565,520	37,884
Federal funds sold	440,931	143,779
Total	3,159,901	241,064
Interest expense:		
Time deposits $100,000 and over	337,699	13,813
Other deposits	1,162,623	18,980
Other borrowings	66,348	62,183
Total	1,566,670	94,976
Net interest income	1,593,231	146,088
Provision for loan losses	502,600	50,000
Net interest income after provision for loan losses	1,090,631	96,088
Noninterest income:		
Service charges on deposit accounts	23,087	74
Residential mortgage origination fees	53,580	2,225
Other	25,103	8,969
Total noninterest income	101,770	11,268
Noninterest expenses:		
Salaries and employee benefits	2,286,714	593,216
Net occupancy	254,131	50,381
Furniture and equipment	359,877	104,770
Other operating	1,365,430	446,012
Total noninterest expense	4,266,152	1,194,379
Loss before income taxes	(3,073,751)	(1,087,023)
Income tax benefit	982,628	414,262
Net loss	**$ (2,091,123)**	**$ (672,761)**
Loss per share		
Basic loss per share	**$ (1.19)**	**$ (1.50)**
Average shares outstanding	**1,764,439**	**449,577**

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (Loss)

For the years ended December 31, 2007 and 2006

	Common Stock				
	Shares	**Amount**	**Capital surplus**	**Retained deficit**	**Accumulated other comprehensive income (loss)**	**Total**
Balance, December 31, 2005	10	$ 1	$ 99	$ (149,218)	$ —	$ (149,118)
Proceeds from sale of stock	1,764,429	17,643	17,626,647			17,644,290
Costs of stock issuance			(790,252)			(790,252)
Net loss				(672,761)		(672,761
Other comprehensive loss, net of taxes of $83					(162)	(162)
Comprehensive loss						(672,923)
Stock and warrant compensation expense			25,224			25,224
Balance, December 31, 2006	1,764,439	17,644	16,861,718	(821,979)	(162)	16,057,221
Net loss				(2,091,123)		(2,091,123)
Other comprehensive gain, net of taxes of $44,934					87,066	87,066
Comprehensive loss						(2,004,057)
Stock and warrant compensation expense			279,514			279,514
Balance, December 31, 2007	**1,764,439**	**$ 17,644**	**$ 17,141,232**	**$ (2,913,102)**	**$ 86,904**	**$ 14,332,678**

The accompanying notes are an integral part of the consolidated financial statements.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY

Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006

	2007	2006
Cash flows from operating activities:		
Net loss	$ (2,091,123)	$ (672,761)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for loan losses	502,600	50,000
Depreciation and amortization expense	180,726	18,387
Discount accretion and premium amortization	(53,655)	(37,884)
Deferred income tax benefit	(982,542)	(414,346)
Stock and warrant compensation expense	279,514	25,224
Increase in accrued interest receivable	(259,305)	(78,878)
Increase in accrued interest payable	52,685	12,334
Decrease (increase) in other assets	(142,089)	(21,035)
Increase (decrease) in other liabilities	109,734	(52,031)
Net cash used by operating activities	(2,403,455)	(1,170,990)
Cash flows from investing activities:		
Purchase of nonmarketable equity securities	(268,244)	—
Proceeds from maturities/calls of securities available-for-sale	4,205,535	—
Purchases of securities available-for-sale	(14,638,971)	(4,176,784)
Net increase in loans receivable	(50,293,123)	(4,995,781)
Purchase of premises, furniture and equipment	(1,978,830)	(1,799,646)
Net cash used by investing activities	(62,973,633)	(10,972,211)
Cash flows from financing activities:		
Increase in noninterest-bearing deposits	4,188,643	723,074
Increase in interest bearing deposits	48,082,601	7,285,492
Increase in federal funds purchased	3,658,000	—
Increase in securities sold under agreements to repurchase	1,395,326	—
Payments on note payable	—	(565,000)
Issuance of common stock, net	—	16,854,038
Net cash provided by financing activities	57,324,570	24,297,604
Net increase (decrease) in cash and cash equivalents	(8,052,518)	12,154,403
Cash and cash equivalents, beginning of period	12,175,239	20,836
Cash and cash equivalents, end of period	**$ 4,122,721**	**$ 12,175,239**

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Congaree Bancshares, Inc. and Subsidiary (the Company) was incorporated to serve as a bank holding company for its subsidiary, Congaree State Bank (the Bank). Congaree State Bank commenced business on October 16, 2006. The principal business activity of the Bank is to provide banking services to domestic markets, principally in West Columbia and Cayce, South Carolina. The Bank is a state-chartered commercial bank, and its deposits are insured by the Federal Deposit Insurance Corporation. The consolidated financial statements include the accounts of the parent company and its wholly-owned subsidiary after elimination of all significant intercompany balances and transactions.

Management's Estimates - The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans, including valuation allowances for impaired loans, and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties. Management must also make estimates in determining the estimated useful lives and methods for depreciating premises and equipment.

While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowances may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the allowances for losses on loans and foreclosed real estate may change materially in the near term.

Concentrations of Credit Risk - Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.

The Company makes loans to individuals and small businesses for various personal and commercial purposes primarily in the Lexington County region of South Carolina. The Company's loan portfolio is not concentrated in loans to any single borrower or a relatively small number of borrowers. Additionally, Management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions.

In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, Management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g. principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan's life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e. balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.

The Company's investment portfolio consists principally of obligations of the United States, its agencies or its corporations. In the opinion of Management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions. Management believes credit risk associated with correspondent accounts is not significant.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Securities Available-for-Sale- Securities available-for-sale are carried at amortized cost and adjusted to estimated market value by recognizing the aggregate unrealized gains or losses in a valuation account. Aggregate market valuation adjustments are recorded in shareholders' equity net of deferred income taxes. Reductions in market value considered by management to be other than temporary are reported as a realized loss and a reduction in the cost basis of the security. The adjusted cost basis of investments available-for-sale is determined by specific identification and is used in computing the gain or loss upon sale.

Nonmarketable Equity Securities - Nonmarketable equity securities include the cost of the Company's investment in the stock of the Federal Home Loan Bank and Silverton Bank. These stocks have no quoted market value and no ready market exists. The Bank's investment in nonmarketable equity securities was $268,244 as of December 31, 2007. The Company did not invest in nonmarketable equity securities as of December 31, 2006.

Loans Receivable - Loans are stated at their unpaid principal balance. Interest income is computed using the simple interest method and is recorded in the period earned.

When serious doubt exists as to the collectibility of a loan or when a loan becomes contractually 90 days past due as to principal or interest, interest income is generally discontinued unless the estimated net realizable value of collateral exceeds the principal balance and accrued interest. When interest accruals are discontinued, income earned but not collected is reversed.

Loan origination and commitment fees and certain direct loan origination costs (principally salaries and employee benefits) are deferred and amortized to income over the contractual life of the related loans or commitments, adjusted for prepayments, using the straight-line method.

The Company identifies impaired loans through its normal internal loan review process. Loans on the Company's problem loan watch list are considered potentially impaired loans. These loans are evaluated in determining whether all outstanding principal and interest are expected to be collected. Loans are not considered impaired if a minimal payment delay occurs and all amounts due, including accrued interest at the contractual interest rate for the period of delay, are expected to be collected. At December 31, 2007, management has determined that no impairment of loans existed.

Allowance for Loan Losses - The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the probable loan losses incurred in the current portfolio. Management's judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, and prevailing economic conditions. Loans that are determined to be uncollectible are charged against the allowance. Provisions for loan losses and recoveries on loans previously charged off are added to the allowance.

While management uses the best information available to make evaluations, future adjustments may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. The allowance for loan losses is subject to periodic evaluation by various regulatory authorities and may be subject to adjustment upon examination.

Premises, Furniture and Equipment - Premises, furniture and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed by the straight-line method, based on the estimated useful lives for buildings and improvements of 40 years, furniture and equipment of 5 to 10 years and software of 5 years. The cost of assets sold or otherwise disposed of and the related allowance for depreciation are eliminated from the accounts and the resulting gains or losses are reflected in the income statement when incurred. Maintenance and repairs are charged to current expense. The costs of major renewals and improvements are capitalized.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Taxes - Income taxes are the sum of amounts currently payable to taxing authorities and the net changes in income taxes payable or refundable in future years. Income taxes deferred to future years are determined utilizing a liability approach. This method gives consideration to the future tax consequences associated with differences between financial accounting and tax bases of certain assets and liabilities which are principally the allowance for loan losses, depreciable premises and equipment, and the net operating loss carryforward.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. Accordingly, the Company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the Company's consolidated financial position.

Advertising Expense - Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expended in the period in which the direct mailings are sent.

Pre-opening expenses - The activities associated with organizing the Bank were conducted in the name of the Company during the developmental stage period (November 2, 2005 to October 15, 2006).

On October 15, 2006, the close of the development stage period, the Company's financial position was as follows:

Cash and cash equivalents	$ 15,464,798
Premises and equipment	466,427
Other assets	14,710
Notes payable	(1,300,000)
Other liabilities	(146,330)
Common stock subscription proceeds, net of $118,239 expenses of offering	(15,347,509)
Net pre-opening expenses	**$ (847,904)**

Loss Per Share - Basic loss per share represents income available to shareholders divided by the weighted-average number of common shares outstanding during the period. Dilutive loss per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued. The only potential common share equivalents are those related to stock options and warrants. Stock options and warrants which are anti-dilutive are excluded from the calculation of diluted net income per share.

Stock-Based Compensation - The Company accounts for stock options and warrants under the fair value recognition provisions of Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 123(R), "Share-Based Payment." Compensation expense is recognized as salaries and benefits in the consolidated statement of operations.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Comprehensive Income - Accounting principles generally require that recognized income, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows for the years ended December 31, 2007 and 2006:

	2007	2006
Unrealized gains (losses) on securities available-for-sale	$ 131,918	(245)
Reclassification adjustment for losses realized in net income	—	—
Net unrealized losses on securities	131,918	(245)
Tax effect	(44,852)	83
Net-of-tax amount	**$ 87,066**	**$ (162)**

Statement of Cash Flows - For purposes of reporting cash flows in the financial statements, the Company considers certain highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash equivalents include amounts due from banks and federal funds sold. Generally, federal funds are sold for one-day periods.

Interest paid on deposits and other borrowings totaled $1,513,985 and $22,537 for the years ended December 31, 2007 and 2006, respectively.

There were no income tax payments during the years ended December 31, 2007 and 2006.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that may affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This standard eliminates inconsistencies found in various prior pronouncements but does not require any new fair value measurements. SFAS 157 is effective for the Company on January 1, 2008 and will not impact the Company's accounting measurements but it is expected to result in additional disclosures.

In September 2006, The FASB ratified the consensuses reached by the FASB's Emerging Issues Task Force ("EITF") relating to EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). Entities purchase life insurance for various reasons including protection against loss of key employees and to fund postretirement benefits. The two most common types of life insurance arrangements are endorsement split dollar life and collateral assignment split dollar life. EITF 06-4 covers the former and EITF 06-10 (discussed below) covers the latter. EITF 06-4 states that entities with endorsement split-dollar life insurance arrangements that provide a benefit to an employee that extends to postretirement periods should recognize a liability for future benefits in accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," (if, in substance, a postretirement benefit plan exists) or Accounting Principles Board ("APB") Opinion No. 12, "Omnibus Opinion - 1967" (if the arrangement is, in substance, an individual deferred compensation contract). Entities should recognize the effects of applying this Issue through either (a) a change in accounting principle through a cumulative-effect adjustment to retained earnings or to other components of equity or net assets in the statement of financial position as of the beginning of the year of adoption or (b) a change in accounting principle through retrospective application to all prior periods. EITF 06-4 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial position, results of operations or cash flows.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently Issued Accounting Standards *(continued)* - In September 2006, the FASB ratified the consensus reached on EITF 06-5, "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance" ("EITF 06-5"). EITF 06-5 states that a policyholder should consider any additional amounts included in the contractual terms of the insurance policy other than the cash surrender value in determining the amount that could be realized under the insurance contract. EITF 06-5 also states that a policyholder should determine the amount that could be realized under the life insurance contract assuming the surrender of an individual-life by individual-life policy (or certificate by certificate in a group policy). EITF 06-5 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-5 will have a material impact on its financial position, results of operations or cash flows.

In March 2007, the FASB ratified the consensus reached on EITF 06-10, "Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements" ("EITF 06-10"). The postretirement aspect of this EITF is substantially similar to EITF 06-4 discussed above and requires that an employer recognize a liability for the postretirement benefit related to a collateral assignment split-dollar life insurance arrangement in accordance with either FASB Statement No. 106 or APB Opinion No. 12, as appropriate, if the employer has agreed to maintain a life insurance policy during the employee's retirement or provide the employee with a death benefit based on the substantive agreement with the employee. In addition, a consensus was reached that an employer should recognize and measure an asset based on the nature and substance of the collateral assignment split-dollar life insurance arrangement. EITF 06-10 is effective for the Company on January 1, 2008. The Company does not believe the adoption of EITF 06-10 will have a material impact on its financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115" ("SFAS 159"). This statement permits, but does not require, entities to measure many financial instruments at fair value. The objective is to provide entities with an opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Entities electing this option will apply it when the entity first recognizes an eligible instrument and will report unrealized gains and losses on such instruments in current earnings. This statement 1) applies to all entities, 2) specifies certain election dates, 3) can be applied on an instrument-by-instrument basis with some exceptions, 4) is irrevocable and 5) applies only to entire instruments. One exception is demand deposit liabilities which are explicitly excluded as qualifying for fair value. With respect to SFAS 115, available-for-sale and held-to-maturity securities at the effective date are eligible for the fair value option at that date. If the fair value option is elected for those securities at the effective date, cumulative unrealized gains and losses at that date shall be included in the cumulative-effect adjustment and thereafter, such securities will be accounted for as trading securities. SFAS 159 is effective for the Company on January 1, 2008. The Company is currently analyzing the fair value option that is permitted, but not required, under SFAS 159.

In November 2007, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 109, "Written Loan Commitments Recorded at Fair Value Through Earnings" ("SAB 109"). SAB 109 expresses the current view of the SEC staff that the expected net future cash flows related to the associated servicing of the loan should be included in the measurement of all written loan commitments that are accounted for at fair value through earnings. SEC registrants are expected to apply this guidance on a prospective basis to derivative loan commitments issued or modified in the first quarter of 2008 and thereafter. The Company is currently analyzing the impact of this guidance, which relates to the Company's mortgage loans held for sale.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the Company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The Company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Recently Issued Accounting Standards *(continued)* - In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51" ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 is effective for the Company on January 1, 2009. Earlier adoption is prohibited. The Company is currently evaluating the impact, if any, the adoption of SFAS 160 will have on its consolidated financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Risks and Uncertainties - In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.

Reclassifications - Certain captions and amounts in the 2006 consolidated financial statements were reclassified to conform with the 2007 presentation.

NOTE 2 - CASH AND DUE FROM BANKS

The Company is required to maintain cash balances with its correspondent banks to cover all cash letter transactions. At December 31, 2007 and 2006, the requirement was met by the cash balance in the vault.

NOTE 3 - INVESTMENT SECURITIES

The amortized cost and estimated fair values of securities available for sale were:

	Costs	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2007				
Government sponsored enterprises	$ 6,788,421	$ 99,821	$ —	$ 6,888,242
Mortgage-backed securities	7,913,338	40,813	8,961	7,945,190
	$ 14,701,759	**$ 140,634**	**$ 8,961**	**$ 14,833,432**
December 31, 2006				
Government sponsored enterprises	$ 1,517,670	$ 1,134	$ 1,131	$ 1,517,673
U.S. government agencies	2,697,081	4,804	5,052	2,696,833
	$ 4,214,751	**$ 5,938**	**$ 6,183**	**$ 4,214,506**

The amortized costs and fair values of investment securities at December 31, 2007, by contractual maturity, are shown in the following chart. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair Value
Due within one year	$ —	$ —
Due after one through five years	2,000,000	2,035,900
Due after five through ten years	5,371,707	5,452,042
Due after ten years	7,330,052	7,345,490
Total securities	**$ 14,701,759**	**$ 14,833,432**

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous realized loss position, at December 31, 2007.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ —	$ —	$ —	$ —	$ —	$ —
Mortgage-backed securities	3,768,784	(8,961)	—	—	3,768,784	(8,961)
	$ 3,768,784	**$ (8,961)**	**$ —**	**$ —**	**$ 3,768,784**	**$ (8,961)**

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous realized loss position, at December 31, 2006.

	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Government sponsored enterprises	$ 1,495,634	$ 1,131	$ —	$ —	$ 1,495,634	$ 1,131
U.S. government agencies	557,218	5,052	—	—	557,218	5,052
	$ 2,052,852	**$ 6,183**	**$ —**	**$ —**	**$ 2,052,852**	**$ 6,183**

Securities classified as available-for-sale are recorded at fair market value. There were no securities in a continuous loss position for more than twelve months at December 31, 2007 or 2006.

NOTE 3 - INVESTMENT SECURITIES - *continued*

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

In analyzing an issuer's financial condition, management considers whether the securities are issued by the federal government or its agencies whether downgrades by bond rating agencies have occurred, and industry analysts' reports. As management has the ability to hold debt securities until maturity, or for the foreseeable future if classified as available for sale, no declines are deemed to be other than temporary.

At December 31, 2007, securities with an amortized cost of $4,247,344 and an estimated fair value of $4,195,988 were pledged to secure public deposits and securities sold under agreements to repurchase.

NOTE 4 - LOANS RECEIVABLE

Major classifications of loans receivable at December 31 are summarized as follows:

	2007	2006
Real estate - mortgage	$ 37,934,192	3,917,514
Real estate - construction	8,188,004	444,242
Commercial and industrial	7,505,415	158,500
Consumer and other	1,661,293	475,525
Total gross loans	**$ 55,288,904**	**$ 4,995,781**

Transactions in the allowance for loan losses during 2007 and 2006 are summarized below:

	2007	2006
Balance, beginning of year	$ 50,000	$ —
Provision charged to operations	502,600	50,000
Balance, end of year	**$ 552,600**	**$ 50,000**

At December 31, 2007 and 2006, the Bank had no loans in nonaccrual status. There were no loans past due ninety days or more and still accruing interest at December 31, 2007 or 2006.

NOTE 5 - PREMISES, FURNITURE AND EQUIPMENT

Premises, furniture and equipment consisted of the following:

	December 31, 2007	December 31, 2006
Land	$ **1,090,000**	$ **380,134**
Construction in progress	430,097	—
Building and improvements	1,633,383	1,420,799
Furniture and equipment	850,435	245,772
Automobiles	138,982	120,909
Total	4,142,897	2,167,614
Less, accumulated depreciation	182,324	16,631
Premises, furniture and equipment, net	$ 3,960,573	$ 2,150,983

Construction in progress relates to certain leasehold improvements, signs and furniture and fixtures for the West Columbia, South Carolina branch. The branch opened in January 2008.

NOTE 6 - DEPOSITS

At December 31, 2007, the scheduled maturities of certificates of deposit were as follows:

Maturing In:	Amount
2008	$ 23,298,339
2009	1,918,261
Total	**$ 25,216,600**

NOTE 7 - NOTES PAYABLE

The Company had established an $875,000 line of credit with a bank to fund operating expenses during the development stage as of December 31, 2005. The Company increased the line of credit to $1,300,000 on July 28, 2006. The line was uncollateralized and had a limited guaranty by the thirteen organizers. The line bore a variable rate of interest at the prime rate (8.25 percent) minus 0.5 percent and matured on November 30, 2006. Interest was due on a monthly basis and the unpaid principal balance was due at maturity. As of December 31, 2006, the line was repaid with proceeds from the stock offering.

NOTE 8 - SECURITIES SOLD UNDER AGREEMENT TO REPURCHASE

The Bank entered into sales of securities under agreements to repurchase. These obligations to repurchase securities sold are reflected as liabilities in the consolidated balance sheets. The dollar amounts of securities underlying the agreements are book entry securities. Government-sponsored enterprises and mortgage-backed securities with a book value of $3,215,849 and a fair value of $3,171,758 at December 31, 2007 are used as collateral for the agreements. There were no securities sold under repurchase agreements at December 31, 2006.

NOTE 9 - STOCK COMPENSATION PLAN

Under the terms of employment agreements with the Chief Executive Officer (CEO) and President, Chief Business Development Officer and Chief Financial Officer (CFO), stock options were granted to each as part of their compensation and benefits package. Under these agreements, the CEO and President was granted 79,399 stock options, the Chief Business Development Officer 61,755 options and the CFO 44,110 options. These options vest over five years. The options have an exercise price of $10.00 per share and terminate ten years after the date of grant.

The Company also established the 2007 Stock Incentive Plan (the Plan) which provides for the granting of options to employees of the Company. The Company granted 46,872 options during 2007. These options vest over five years. The options have an exercise price of $10.00 per share and terminate ten years after the grant date.

The Company recognized $153,389 of stock-based employee compensation expense during 2007 associated with its stock option grants. The Company is recognizing the compensation expense for stock option grants with graded vesting schedules on a straight-line basis over the requisite service period of the award as permitted by SFAS No. 123(R). As of December 31, 2007, there was $623,798 of unrecognized compensation cost related to stock option grants. The cost is expected to be recognized over a weighted average period of 2.35 years.

The weighted average grant-date fair value of each option granted during 2007 was $3.34. The fair value for each option is estimated on the date of grant using the Black-Scholes Model. The following weighted average assumptions were used for grants in 2007:

Dividend yield	0.00%
Expected volatility	17.89%
Risk-free interest rate	3.53% - 4.93%
Expected term	7 years

NOTE 9 - STOCK COMPENSATION PLAN - *continued*

A summary of the activity under the stock option plan for the year ended December 31, 2007 follows:

	Shares	Weighted Average Exercise Price
Outstanding, beginning of the period	185,264	$ 10.00
Granted during the period	46,872	10.00
Exercised during the period	—	—
Forfeited during the period	(500)	10.00
Outstanding, end of the period	**231,636**	**$ 10.00**
Options exercisable at year end	**37,053**	

The weighted average contractual life of the options outstanding as of December 31, 2007 is 8.91 years. There was no aggregate intrinsic value of options outstanding or exercisable at December 31, 2007.

A summary of the status of the Company's nonvested shares as of December 31, 2007 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2007	185,264	$ 3.35
Granted	46,872	3.32
Forfeited	(500)	3.31
Vested	(37,053)	3.35
Nonvested at December 31, 2007	**194,583**	3.34

NOTE 10 - STOCK WARRANTS

The organizers of the Company received stock warrants giving them the right to purchase one share of common stock for every share they purchased in the initial offering of the Company's common stock up to 10,000 shares at a price of $10 per share. The warrants vest over three years and expire on October 16, 2016. Warrants held by directors of the Company will expire 90 days after the director ceases to be a director or officer of the Bank (365 days if due to death or disability).

Warrants issued in 2006 totaled 130,000. No warrants were exercised or canceled. At December 31, 2007, 43,333 of the warrants were exercisable.

In calculating the expense for warrants, the fair value of warrants is estimated as of the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield of 0 percent based on the Company's expectation of dividend payouts; expected volatility of 9.77 percent based on peer group data; risk-free interest rate of 4.76 percent based on the grant date and expected term of the options and expected life of 3 years based on factors such as the vesting period and the option's contractual term. Total compensation expense related to warrants was $126,125 and $25,224 for the years ended December 31, 2007 and 2006, respectively.

NOTE 11 - INCOME TAXES

Income tax expense is summarized as follows:

	Years ended December 31, 2007	2006
Current portion		
Federal	$ —	$ —
State	—	469
Total current	—	469
Deferred income taxes	(982,628)	(414,731)
Income tax benefit	**$ (982,628)**	**$ (414,262)**

The gross amounts of deferred tax assets and deferred tax liabilities are as follows:

	Years ended December 31, 2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 119,873	$ 10,124
Net operating loss carryforward	1,081,789	133,771
Organization and start-up costs	271,794	283,006
Unrealized loss on securities available for sale	—	83
Other	35,503	540
Deferred tax assets	1,508,959	427,524
Deferred tax liabilities:		
Unrealized gain on securities available for sale	44,851	—
Accumulated depreciation	24,695	498
Prepaid expenses	38,611	12,212
Organization costs	48,683	—
Total deferred tax liabilities	156,840	12,710
Net deferred tax asset	**$ 1,352,119**	**$ 414,814**

Deferred tax assets represent the future tax benefit of deductible differences and, if it is more likely than not that a tax asset will not be realized, a valuation allowance is required to reduce the recorded deferred tax assets to net realizable value. Net deferred tax assets are recorded as a separate line on the Company's consolidated balance sheet.

The Company has a net operating loss for income tax purposes of $3,157,618 as of December 31, 2007. This net operating loss expires in the year 2026.

A reconciliation of the income tax provision and the amount computed by applying the federal statutory rate of 34% to income before income taxes follows:

	2007	2006
Tax expense (benefit) at statutory rate	$ (1,045,075)	$ (361,012)
Other	62,447	(53,250)
Income tax benefit	**$ (982,628)**	**$ (414,262)**

The Company had analyzed the tax positions taken or expected to be taken in an its tax returns and concluded it has no liability related to uncertain tax positions in accordance with FIN 48.

NOTE 12 - RELATED PARTY TRANSACTIONS

Certain parties (principally certain directors and executive officers of the Company, their immediate families and business interests) were loan customers of and had other transactions in the normal course of business with the Company. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. The following table summarizes the Bank's related party loan activity for the year ended December 31, 2007:

Balance, January 1, 2007	$	—
Disbursements		3,342,670
Repayments		(312,594)
Balance, December 31, 2007	**$**	**3,030,076**

There were no related party loans as of December 31, 2006.

Deposits by directors, including their affiliates and executive officers, at December 31, 2007 and 2006 were approximately $5,124,428 and $460,627, respectively.

NOTE 13 - LEASES

The Company has entered into an agreement to lease an office facility under a noncancellable operating lease agreement expiring in 2023. The Company may, at its option, extend the lease of its office facility at 2023 Sunset Boulevard in West Columbia, South Carolina, for two additional five year periods. The Company also entered into a lease agreement for an office located on Devine Street for a thirty-six month period. Minimum rental commitments as of December 31, 2007 are as follows:

2008	$	119,826
2009		131,208
2010		127,687
2011		111,250
2012		113,478
2013 and thereafter		1,278,845
Total	**$**	**1,882,294**

The leases have various renewal options and require increased rentals under cost of living escalation clauses. Rental expenses charged to occupancy and equipment expense in 2007 and 2006 were $55,938 and $6,000, respectively.

NOTE 14 - COMMITMENTS AND CONTINGENCIES

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Management is not aware of any legal proceedings which would have a material adverse effect on the financial position or operating results of the Company.

NOTE 15 - LOSS PER SHARE

Basic loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding. Diluted loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. There were no dilutive common share equivalents outstanding during 2007 and 2006 due to the net loss; therefore, basic loss per share and diluted earnings per share were the same.

	2007	2006
Net loss per share - basic computation:		
Net loss to common shareholders	$ (2,091,123)	$ (672,761)
Average common shares outstanding - basic	$ 1,764,439	449,577
Basic loss per share	$ (1.19)	$ (1.50)

NOTE 16 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct adverse material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of Tier 1 and total capital as a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Tier 1 capital consists of common shareholders' equity, excluding the unrealized gain or loss on securities available-for-sale, minus certain intangible assets. Tier 2 capital consists of the allowance for loan losses subject to certain limitations. Total capital for purposes of computing the capital ratios consists of the sum of Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital.

The Bank is also required to maintain capital at a minimum level based on total assets, which is known as the leverage ratio. Only the strongest banks are allowed to maintain capital at the minimum requirement of 3%. All others are subject to maintaining ratios 1% to 2% above the minimum.

As of December 31, 2007, management believes it is categorized as well-capitalized under the regulatory framework for prompt corrective action. There are no conditions or events that management believes have changed the Bank's category.

The following table summarizes the capital amounts and ratios of the Bank and the regulatory minimum requirements at December 31:

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
Total capital (to risk-weighted assets)	$ 11,027	17.69%	$ 5,198	8.00%	$ 6,497	10.00%
Tier 1 capital (to risk-weighted assets)	10,940	16.84%	2,599	4.00%	3,898	6.00%
Tier 1 capital (to average assets)	10,940	15.99%	2,737	4.00%	3,421	5.00%
December 31, 2006						
Total capital (to risk-weighted assets)	$ 12,575	135.70%	$ 741	8.00%	$ 927	10.00%
Tier 1 capital (to risk-weighted assets)	12,161	131.25%	371	4.00%	556	6.00%
Tier 1 capital (to average assets)	12,161	65.79%	739	4.00%	924	5.00%

NOTE 17 - UNUSED LINES OF CREDIT

As of December 31, 2007, the Company had unused lines of credit to purchase federal funds from unrelated banks totaling $7,900,000. These lines of credit are available on a one to fourteen day basis for general corporate purposes. As of December 31, 2007, the Company had borrowed $3,658,000 on these lines.

NOTE 18 - RESTRICTIONS ON DIVIDENDS, LOANS, OR ADVANCES

The ability of the Company to pay cash dividends to stockholders is dependent upon receiving cash in the form of dividends from its banking subsidiary. However, certain restrictions exist regarding the ability of the subsidiary to transfer funds in the form of cash dividends to the Company. State chartered banks are authorized to pay cash dividends up to 100% of net income in any calendar year without obtaining the prior approval of the State Board of Financial Institutions or the Commissioner of Banking provided that the Bank received a composite rating of one or two at the last examination conducted by the State or Federal regulatory authority. Otherwise, the Bank must file an income and expense report and obtain the specific approval of the State Board.

Under Federal Reserve Board regulations, the amount of loans or advances from the banking subsidiary to the parent company are also restricted.

NOTE 19 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation of the borrower. Collateral held varies, but may include accounts receivable, negotiable instruments, inventory, property, plant and equipment, and real estate. Commitments to extend credit, including unused lines of credit, amounted to $20,034,340 and $1,442,198 at December 31, 2007 and 2006, respectively.

Standby letters of credit represent an obligation of the Company to a third party contingent upon the failure of the Company's customer to perform under the terms of an underlying contract with the third party or obligates the Company to guarantee or stand as surety for the benefit of the third party. The underlying contract may entail either financial or nonfinancial obligations and may involve such things as the shipment of goods, performance of a contract, or repayment of an obligation. Under the terms of a standby letter, generally drafts will be drawn only when the underlying event fails to occur as intended. The Company can seek recovery of the amounts paid from the borrower. The majority of these standby letters of credit are unsecured. Commitments under standby letters of credit are usually for one year or less. At December 31, 2007 and 2006, the Company has recorded no liability for the current carrying amount of the obligation to perform as a guarantor; as such amounts are not considered material. The Company had no standby letters of credit outstanding at December 31, 2007 and 2006.

The Company originates certain fixed rate residential loans and commits these loans for sale. The commitments to originate fixed rate residential loans and the sales commitments are freestanding derivative instruments. The fair value of these commitments was not significant at December 31, 2007 and 2006.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instruments. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors.

The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks - The carrying amount is a reasonable estimate of fair value.

Federal Funds Sold - Federal funds sold are for a term of one day, and the carrying amount approximates the fair value.

Investment Securities - The fair values of securities available-for-sale equal the carrying amounts, which are the quoted market prices. If quoted market prices are not available, fair values are based on quoted market prices of comparable securities. The carrying value of nonmarketable equity securities approximates the fair value since no ready market exists for the stocks.

Loans Receivable - For certain categories of loans, such as variable rate loans which are repriced frequently and have no significant change in credit risk, fair values are based on the carrying amounts. The fair value of other types of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Deposits - The fair value of demand deposits, savings, and money market accounts is the amount payable on demand at the reporting date. The fair values of certificates of deposit are estimated using a discounted cash flow calculation that applies current interest rates to a schedule of aggregated expected maturities.

Federal Funds Purchased - Federal funds purchased are for a term of one day, and the carrying amount approximates the fair value.

Securities Sold Under Agreements to Repurchase - These repurchase agreements have variable rates that reprice on a continuous basis. Due to the minor change in interest rates, management estimates the carrying value to be a reasonable estimate of fair value.

Notes Payable - The carrying amount is a reasonable estimate of fair value.

Accrued Interest Receivable and Payable - The carrying value of these instruments is a reasonable estimate of fair value.

Off-Balance-Sheet Financial Instruments - In the ordinary course of business, the Company enters into off-balance-sheet financial instruments consisting of commitments to extend credit and letters of credit. These financial instruments are recorded in the financial statements when they become payable by the customer.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS - *continued*

The carrying values and estimated fair values of the Company's financial instruments are as follows:

	December 31, 2007		December 31, 2006	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial Assets:				
Cash and due from banks	$ 4,012,721	$ 4,012,721	$ 448,239	$ 448,239
Federal funds sold	110,000	110,000	11,727,000	11,727,000
Securities available-for-sale	14,833,432	14,833,432	4,214,506	4,214,506
Nonmarketable equity securities	268,244	268,244	—	—
Loans receivable, net	54,736,304	54,987,400	4,945,781	5,006,000
Accrued interest receivable	338,183	338,183	78,878	78,878
Financial Liabilities:				
Demand deposit, interest-bearing transaction, and savings accounts	35,063,210	35,063,210	2,513,725	2,513,725
Certificates of deposit and other time deposits	25,216,600	24,733,000	5,494,841	5,379,000
Federal funds purchased	3,658,000	3,658,000	—	—
Securities sold under agreements to repurchase	1,395,326	1,395,326	—	—
Accrued interest payable	65,019	65,019	12,334	12,334
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Off-Balance Sheet Financial Instruments:				
Commitments to extend credit	$ 20,034,340	$ —	$ 1,442,198	$ —

NOTE 21 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY)

Presented below are the condensed financial statements for Congaree Bancshares, Inc. (Parent Company Only).

Condensed Balance Sheets

	December 31,	
	2007	2006
Assets:		
Cash	$ 531,154	$ 1,645,199
Premise and equipment	2,710,101	1,837,167
Due from investors	18,440	—
Deferred tax asset	128,164	—
Investment in banking subsidiary	10,974,604	12,574,855
Total assets	**$ 14,362,463**	**$ 16,057,221**
Liabilities and shareholders' equity:		
Other liabilities	$ 29,785	$ —
Total liabilities	29,785	—
Shareholders' equity	14,332,678	16,057,221
Total liabilities and shareholders' equity	**$ 14,362,463**	**$ 16,057,221**

NOTE 21 - CONGAREE BANCSHARES, INC. (PARENT COMPANY ONLY) - *continued*

Condensed Statements of Operations

	Years ended December 31, 2007	2006
Income (including reimbursement from Bank):	$ 5,950	$ 648,285
Expenses:		
Stock based compensation expense	(279,514)	—
Other expenses	(258,406)	(696,065)
Income (loss) before income taxes and equity in undistributed earnings of banking subsidiary	(531,970)	(47,780)
Income tax benefit	128,164	—
Equity in undistributed losses of banking subsidiary	(1,687,317)	(624,981)
Net loss	**$ (2,091,123)**	**$ (672,761)**

Condensed Statements of Cash Flows

	Years ended December 31, 2007	2006
Cash flows from operating activities:		
Net loss	$ (2,091,123)	$ (672,761)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	40,923	—
Equity in undistributed net loss of banking subsidiary	1,687,317	624,981
Reimbursement from Bank	—	(625,142)
Deferred income tax benefit	(128,164)	—
Decrease (increase) in other assets	(18,440)	29,937
Increase (decrease) in other liabilities	29,788	(52,031)
Stock and warrant compensation expense	279,514	25,224
Net cash used by operating activities	(200,185)	(669,792)
Cash flows from investing activities:		
Purchase of bank stock	—	(12,574,856)
Purchase of premises and equipment	(913,860)	(1,420,027)
Net cash used by investing activities	(913,860)	(13,994,883)
Cash flows from financing activities:		
Decrease in borrowings	—	(565,000)
Issuance of common stock, net	—	16,854,038
Net cash provided by financing activities	—	16,289,038
Net increase (decrease) in cash and cash equivalents	(1,114,045)	1,624,363
Cash and cash equivalents, beginning of period	1,645,199	20,836
Cash and cash equivalents, end of period	**$ 531,154**	**$ 1,645,199**

Item 8. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 8A. Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2007. There have been no significant changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Annual Report on Internal Control Over Financial Reporting.

Management of Congaree Bancshares, Inc. and its subsidiary Congaree State Bank is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. Based on this assessment management believes that as of December 31, 2007, the Company's internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report of this annual report.

ITEM 8B. Other Information.

Not applicable.

PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance with Section 16(a) of the Exchange Act.

Information required by Item 9 is hereby incorporated by reference from our proxy statement for our 2008 annual meeting of shareholders to be held on May 14, 2008.

Item 10. Executive Compensation.

Information required by Item 10 is hereby incorporated by reference from our proxy statement for our 2008 annual meeting of shareholders to be held on May 14, 2008.

Item 11. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth equity compensation plan information at December 31, 2007.

	Equity Compensation Plan Information			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)		Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
Equity compensation plans approved by security holders (1)	231,636	$	10.00	85,963
Equity compensation plans not approved by security holders(2)	130,000	$	10.00	130,000
Total	361,636	$	10.00	215,963

(1) At our annual meeting in 2007, we adopted the Congaree Bancshares, Inc. 2007 Stock Incentive Plan.

(2) Each of our organizers received, for no additional consideration, a warrant to purchase one share of common stock for $10.00 per share for each share purchased during our initial public offering up to a maximum of 10,000 warrants. The warrants are represented by separate warrant agreements. The warrants vest will vest over a three year period beginning October 16, 2007, and they will be exercisable in whole or in part during the 10 year period ending October 16, 2016. If the South Carolina Board of Financial Institutions or the FDIC issues a capital directive or other order requiring the Bank to obtain additional capital, the warrants will be forfeited, if not immediately exercised.

CONGAREE BANCSHARES, INC. AND SUBSIDIARY
CORPORATE DATA

ANNUAL MEETING:

The Annual Meeting of Shareholders of Congaree Bancshares, Inc. and Subsidiary, will be held on May 14, 2008 at 3:00 p.m., at the Embassey Suites Columbia – Greystone located at 200 Stoneridge Dr., Columbia, South Carolina 29210.

CORPORATE OFFICE:

1201 Knox Abbott Drive
Cayce, South Carolina 29033
Phone 803.794.2265

INDEPENDENT AUDITORS:

Elliott Davis, LLC
1901 Main Street, Suite 1650
Columbia, South Carolina 29202

CORPORATE COUNSEL:

Nelson Mullins Riley & Scarborough, LLP
Atlantic Station
201 17th Street NW, Suite 1700
Atlanta, Georgia 30363

STOCK INFORMATION:

The Common Stock of Congaree Bancshares, Inc. is not listed on any exchange. Trading and quotations of the common stock have been limited and sporadic. Management is not aware of the prices at which all shares of stock have been traded. The only trades of which the Company is aware were $10.00 per share. As of December 31, 2007, there were 1832 shareholders of record.

The ability of Congaree Bancshares, Inc. to pay cash dividends is dependent upon receiving cash in the form of dividends from Congaree Bancshares, Inc. However, certain restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends. All of the Bank's dividends to the Company are payable only from the undivided profits of the Bank.

Financial Information

We will furnish, upon request, free of charge, copies of our Annual Report to the SEC on Form 10-KSB by contacting:

Charlie Lovering
Congaree Bancshares, Inc.
P.O. Box 3018
West Columbia, South Carolina 29171
(803) 794-BANK(2265) ext. 109

END

CONGAREE STATE BANK
Where financial ideas flow.

1201 Knox Abbott Drive
Cayce, SC 29033

2023 Sunset Boulevard
West Columbia, SC 29169